STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038
August 15, 2016
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Keith Gregory

Re:	Dreyfus Appreciation Fund, Inc.
(File Nos.: 2-68671 and 811-3081)

Ladies and Gentlemen:
On behalf of Dreyfus Appreciation Fund, Inc. (the "Fund"), on or about August 26, 2016 the Fund plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), a Post-Effective Amendment (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement").  The Amendment will relate to Post-Effective Amendment No. 63 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on June 30, 2016 for the purpose of adding Class I shares to the Fund.
The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Keith Gregory of the Staff via telephone on July 29, 2016 and to complete previously incomplete portions of the filing, including updating financial information, to make certain other non-material revisions and to file exhibits, including the consent of the Fund's independent registered public accounting firm.
The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions included in the 485(a) Amendment.
For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the Amendment as applicable to similar disclosure elsewhere in the Amendment.  Capitalized terms used and not otherwise defined herein have the meanings given to them in the Amendment.
General
1.	Staff Comment: Please update the ticker symbol for the Fund's Class I shares on EDGAR and on the cover page of the Fund's prospectus.
Response:  The ticker symbol has been updated on EDGAR and will be added to the cover page of the Fund's prospectus.
2.	Staff Comment: Please ensure that all the bracketed information and other incomplete information that appears in the 485(a) Amendment is completed in the Amendment.
Response:  All the referenced incomplete information will be completed in the Amendment.
3.	Staff Comment: Please file the Fund's Tandy representation with the Amendment.
Response:  The Fund's Tandy representation was filed with the 485(a) Amendment.
Prospectus
Fund Summary—Fees and Expenses

4.	Staff Comment: The footnote to the fee table states that "Other expenses for Class I are estimated for the current fiscal year based on Other expenses for Investor shares." Please supplementally explain the basis for estimating fees for the Fund's new Class I shares. Please note that Instruction 3(d) to Item 3 of Form N-1A sets forth when information in the fee table may be restated, and that new classes do not satisfy the definition of a "New Fund" set forth in Instruction 6 to Item 3 of Form N-1A.
Response:  Estimated expenses must be used for the Fund's new Class I shares because this class has not yet been offered and has no expense history to put into the table (i.e., the estimated expenses are not a restatement).  Please note that the footnote referencing the estimated expenses only applies to the new Class I shares, not the other share classes.  Accordingly, we will move the footnote so that it more clearly applies only to the "Other expenses" for Class I shares and not the Fund's other share classes.
5.	Staff Comment: In Shareholder Guide—Choosing a Share Class it is stated that the Fund, The Dreyfus Corporation ("Dreyfus") or the fund's distributor or their affiliates "will not make any shareholder servicing, sub-transfer agency, administrative or recordkeeping payments, nor will Dreyfus or the fund's distributor or their affiliates provide any 'revenue sharing' payments, with respect to Class Y shares." Taking this into account, please supplementally describe to the Staff what expenses constitute the "Other expenses" for Class Y shares that are noted in the fee table.
Response:  The expenses included in "Other expenses" for Class Y shares are all operating expenses other than management fees, such as fees for transfer agency, custodial, accounting and legal services.
Fund Summary—Principal Investment Strategy

6.	Staff Comment: Please specify in this section the investment strategies the Fund will employ to achieve its secondary investment goal of current income (e.g., by investing in dividend-paying common stocks).
Response:  The following will be added as the new fifth sentence of the first paragraph:  "These companies frequently pay dividends that provide the fund with income."
7.	Staff Comment: The Foreign investment risk disclosure contemplates that the Fund is subject to foreign currency risk. Please disclose in Fund Summary—Principal Investment Strategy whether the Fund will invest in securities that are denominated in a foreign currency.
Response:  The sentence relating to foreign currency risk in Foreign investment risk will be removed.
8.	Staff Comment: The Fund's SAI states that the Fund "may only write (i.e., sell) covered call option contracts to the extent of 20% of the value of its net assets at the time such option contracts are written and purchase call options and may not purchase put options." Please consider whether options contracts should be disclosed as a principal investment strategy of the Fund.
Response:  We have been advised by Fund management that the use of option contacts is not a principal investment strategy of the Fund.  Accordingly, no additional disclosure will be added.
9.	Staff Comment: Market sector risk states that the Fund may significantly overweight or underweight certain market sectors. Please describe the specific market sectors that are principal investment strategies of the Fund.
Response:  The following is currently stated in the first paragraph:
In choosing stocks, the fund's portfolio managers first identify economic sectors they believe will expand over the next three to five years or longer.  Using fundamental analysis, the fund's portfolio managers then seek companies within these sectors that have proven track records and dominant positions in their industries.
While Market sector risk discloses that the Fund may overweight or underweight certain market sectors, the specific sectors that may be overweighted or underweighted may vary based on market conditions and the relative attractiveness of market sectors, which will change over time.
10.	Staff Comment: The last sentence of the first paragraph states that the Fund may "invest in companies which the portfolio managers consider undervalued in terms of earnings, assets or growth prospects." Please consider adding a risk factor to Fund Summary—Principal Risks that describes the risks of value investing.
Response:  The requested risk disclosure will be added.
11.	Staff Comment: It is disclosed that the Fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks. Please consider whether any types of investments other than common stocks that the Fund is eligible to make should be disclosed as a principal investment strategy of the Fund (e.g., preferred stock, convertible securities or initial public offerings). Please also consider adding disclosure on the principal risks of these investment types if applicable.
Response:  We have been advised by Fund management that the Fund does not invest in investments other than common stocks (and American Depositary Receipts, as described) as a principal investment strategy of the Fund.
12.	Staff Comment: It is stated in the sentence of the third sentence of the first paragraph that the Fund aims to invest in established companies that, among other things, have "the potential to achieve predictable, above-average earnings growth." Please revise this disclosure or add additional disclosure in plain English to provide how Fund management decides that companies in which the Fund invests demonstrate these characteristics.
Response:  The following will be added as the new fourth sentence of the first paragraph:  "This potential is assessed based on an analysis of historical performance and the portfolio managers' assessment of the companies' financial statements, industry, business model and management."
13.	Staff Comment: Please describe the Fund's sell strategy in this section.
Response:  The following disclosure from Fund Details—Goal and Approach will be added to the end of this section:  "The fund typically sells a stock when the fund's portfolio managers believe there is a significant adverse change in the company's business fundamentals that may lead to a sustained impairment in earnings power."
Fund Details—Investment Risks

14.	Staff Comment: Other potential risks discusses the risks of the Fund's securities lending practices. Please consider renaming this risk factor as Securities lending risk.
Response:  Fund management would prefer to leave the caption as it is currently for consistency with the prospectuses of other Dreyfus funds, which may include additional risks in this captioned risk factor.
15.	Staff Comment: The final paragraph of this section discusses investments that the Fund could make for temporary defensive purposes. Please disclose in this paragraph that the Fund's taking of a temporary defensive position may be inconsistent with Fund's principal investment strategies. See Instruction 6 to Item 9(b)(1) of Form N-1A.
Response:  The last sentence of the referenced paragraph will be revised as follows: "During such periods, the fund's investments may not be consistent with its principal investment strategies and the fund may not achieve its investment objectives."
Shareholder Guide—Buying and Selling Shares

16.	Staff Comment: The first sentence of the second paragraph discusses orders for Fund shares "received in proper form." Please define "proper form" or, alternatively, cross-reference the section of the Amendment where "proper form" is defined.
Response:  The following will be added after the first sentence of the second paragraph:
"Proper form" refers to completion of an account application (if applicable), satisfaction of requirements in this section (subject to "Shareholder Guide—General Policies") and any applicable conditions in "Additional Information About How to Redeem Shares" in the SAI.  Authorized entities other than the fund's transfer agent may apply different conditions.
Back Cover
17.	Staff Comment: Please include the Fund's 1940 Act file number on the bottom of the back cover page rather than the top of the page. See Item 1(b)(4) of Form N-1A.
Response:  The requested change will be made.
SAI
Board Information
18.	Staff Comment: The second footnote to the table that discloses board member compensation states the following: "Amounts shown do not include the costs of office space and related parking, office supplies, secretarial services and health benefits for the Chairman of the Boards and health benefits for the Chairman's spouse, which also are paid by the funds (also allocated based on net assets). The amount paid by each fund in 2015 ranged from $153 to $15,500." In addition to this disclosure, please provide the aggregate amount paid by all the funds included in the SAI that were allocated to the referenced costs.
Response:  The requested disclosure will be added to the footnote.
Manager's and Sub-Advisers' Compensation; Compliance Services
19.	Staff Comment: Reference is made to the table that states the fee rate and effective fee rate for the last fiscal year of the subadviser to the Fund and Dreyfus Worldwide Growth Fund. Please confirm supplementally to the Staff that there are no other subadvisers for any of the funds covered by the SAI for which the fee rates should be disclosed in this table.
Response:  We confirm that there are no other subadvisers to funds covered by the SAI other than those noted in the referenced table, and therefore no further disclosure is required.
Sales Loads, CDSCs and Distributor's Compensation
20.	Staff Comment: The first table in this section has a placeholder for information for the 2016 fiscal year for certain of the funds to be included in the Amendment. Please update in the Amendment all financial and other required information for the 2016 fiscal year for any fund included in the SAI.
Response:  All financial and other information for the 2016 fiscal year for funds included in the SAI will be updated as appropriate in the Amendment.  Please note that, based on the different fiscal year ends of the funds, not all funds' registration statements have updated financial and other information for fiscal years ended in 2016.  Financial and other information for these funds will be updated in accordance with the registration statement updating requirements as applied to the funds' fiscal year ends.
Share Ownership
21.	Staff Comment: Please update the chart to provide information on each person who owns of record or is known by the Fund to beneficially own 5% or more of any class of the Fund's outstanding shares as of a specified date no more than 30 days prior to the filing of the Amendment (see Item 18(b) of Form N-1A).
Response:  The Fund's ownership information presented in the chart will be updated in the Amendment as of a date within 30 days of filing the Amendment.
Investment Restrictions—Fundamental Policies
22.	Staff Comment: The following is stated in this section with respect to the Fund: "The fund may invest, notwithstanding any other Policy (whether or not Fundamental), all of the Fund's assets in the securities of a single open-end management investment company with substantially the same investment objectives, fundamental policies and restrictions as the fund." Please provide a supplemental explanation of this disclosure to the Staff to clarify its meaning.
Response:  This policy was included to allow the Fund to invest as a feeder fund in a master-feeder structure without a shareholder vote.  We have been advised by Fund management that there is no current intention to create a master-feeder structure.  There are currently no master-feeder structures in the Dreyfus Family of Funds.
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We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.5698.
Very truly yours,
/s/ Kirk Anderson
Kirk Anderson

cc: Janna Manes